UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ meeting held on March 31, 2016

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Ordinary General Shareholders Meeting held on March 31, 2016, has:

1. Approved the company’s financial statements, management report and other attachments, for the six months period ended on December 31, 2015. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.

APPROVED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JULY 1st AND ENDING ON DECEMBER 31st, 2015

GENERAL MEETING OF SHAREHOLDERS

Net Income			1,086,061,213,601.27

With tax benefit		1,086,061,213,601.27
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			5,012,798,205,413.09
With tax benefit		4,104,497,212,802.76
Without tax benefit		908,300,992,610.33

Total Income available for disposal of the General Meeting of Shareholders			6,098,859,419,014.36

To distribute a cash dividend of $ 4.90 per share per month from April to September 2016, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.			655,061,904,474.60

With benefit		655,061,904,474.60

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2016, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 6. In this month, dividends will be paid until April 15.

Occasional reserve at the disposal of General Meeting of Shareholders			5,443,797,514,539.76

Total with tax benefit
Year 2015 - Second Semester-with tax benefit:	1,086,061,213,601.27
Acumulated - with tax benefit	3,449,435,308,328.16	4,535,496,521,929.43

Total without tax benefit
Year 2015 - Second Semester - without tax benefit	0
Acumulated - without tax benefit	908,300,992,610.33	908,300,992,610.33

TOTAL			6,098,859,419,014.36

2. Elected, as members of the Board of Directors, for the period beginning in April 1, 2016 and ending on March 31, 2017, the following individuals:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2016 - 2017:

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Julio Leonzo Álvarez Álvarez (*)	Fabio Castellanos Ordóñez (*)
Luis Fernando Ramírez Acuña (*)	Germán Michelsen Cuéllar
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent members (under Colombian law).

3. Re-elected KPMG Ltda. as External Auditor of the company. KPMG Ltda. will appoint the individuals that will act as principal and alternate External Auditor of the Company, on behalf of such firm.

4. The following will be the ex-dividend dates applicable to the period beginning on April, 2016 and ending on September, 2016:

Ex-dividend Dates - April 2016 to September 2016(*)
Month	Initial ex-dividend date	Final ex-dividend date
April, 2016	04.01.2016	04.06.2016
May, 2016	04.26.2016	05.02.2016
June, 2016	05.25.2016	06.01.2016
July, 2016	06.27.2016	07.01.2016
August, 2016	07.26.2016	08.01.2016
September, 2016	08.26.2016	09.01.2016

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel